RECEIVED ZEISS CARL ZEISS MEDITEC

2008 OCT 22 P 4:05

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-105
Fax: +49 36 41/ 220-117
e-mail: j.brajer@meditec.zeiss.com



Division/Dept.: Corporate Affairs
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2008-09-24

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press release	2008-09-15

Best regards,

Carl Zeiss Meditec AG
i. V.

PROCESSED
OCT 28 2008
THOMSON REUTERS

i. A.

Jens Brajer
Director Corporate Affairs

Lydia Fischer
Assistant Corporate Affairs

dw 10/23



CARL ZEISS MEDITEC

Carl Zeiss Meditec reorganises management of its strategic business units

Dr. Ludwin Monz takes over Ophthalmic Systems business unit – Thomas Simmerer new Head of Neuro/ENT Surgery – James L. Taylor to leave company and assume a consulting role for CZM

(Jena, 15 September 2008) Medical technology supplier Carl Zeiss Meditec AG, listed in the TecDAX at the German Stock Exchange (ISIN DE0005313704), is expanding the management of its strategic business units. In doing so the company is creating a further important prerequisite for accelerating its expansion course as announced.

James L. Taylor, hitherto Head of the SBU Ophthalmic Systems, will be leaving the company for personal reasons on 30 September 2008. He will continue to be available to Carl Zeiss Meditec as a consultant in strategic, organisational and clinical application-related matters. The regional focus will be placed on the US market. With effect from 1 October 2008, Board Member Dr. Ludwig Monz has been appointed new Head of the SBU Ophthalmic Systems. He was previously responsible for the SBU Neuro/ENT Surgery, which he successfully set on a profitable expansion course. In his new position Dr. Ludwig Monz intends to further expand the innovative power of Ophthalmic Systems, which includes diagnostic and therapeutic systems for ophthalmology, thereby securing the long-term success of this business unit.

Dr. Ludwig Monz is concurrently handing over the helm of Neuro/ENT Surgery to Thomas Simmerer. Thomas Simmerer joined Carl Zeiss Meditec on 1 September 2008. He has gained broad experience in medical technology, of late at Dräger Medical AG & Co. KG, where he held various managerial positions, most recently serving as head of a business unit.

The management of the SBU Surgical Ophthalmology is to remain in the hands of Dr. Christian Müller. He has been responsible for this unit since

Press Release


ZEISS

CARL ZEISS MEDITEC

2006. During this time he has actively and successfully promoted its expansion and implemented the integration of Acri.Tec.

"Mr Taylor has been instrumental in making Carl Zeiss Meditec one of the leading companies in the field of ophthalmology in the past few years. My sincere thanks are due to him for his effort and dedication. I am pleased that Mr Taylor will continue to support us in the role of independent consultant and that we will be able to draw on his experience in future. Furthermore, I am convinced that we are ideally set with our current team to accelerate the proposed realisation of growth potential of Carl Zeiss Meditec," says Dr. Michael Kaschke, President and CEO of Carl Zeiss Meditec.

Press Release


ZEISS

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Cirrus HD-OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of the innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S., La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Eva Sesselmann
Director Corporate Communications
Goeschwitzer Straße 51-52

Press Release


ZEISS

CARL ZEISS MEDITEC

07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 331
Telefax: +49 (0) 36 41 - 2 20 - 112

E-Mail: e.sesselmann@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

END